FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Announcement of group restructuring (merger between subsidiaries, share exchange with surviving subsidiaries) and shift to holding company structure by company separation, which was filed with the Tokyo Stock Exchange on November 7, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 7, 2005	By:	/S/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

November 7, 2005

KONAMI CORPORATION

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Konami Sports Life Corporation

Fumiaki Tanaka

Chairman of the Board

Konami Sports Corporation

Toshimitsu Oishi

Representative Director and President

Ticker 4643 at TSE1

Announcement of group restructuring

(merger between subsidiaries, share exchange with surviving subsidiary)

and shift to holding company structure by company separation

KONAMI CORPORATION (hereafter referred as “Konami”), Konami Sports Life Corporation (hereafter referred as “Konami Sports Life”) and Konami Sports Corporation (hereafter referred as “Konami Sports”) hereby announce that their respective Boards of Directors’ decided through resolutions at meetings held on today, November 7, 2005, to merger Konami Sports Life into Konami Sports and to effect share exchange between the new Konami Sports, and have executed a basic agreement among the three companies as parties thereto. Konami Corporation will also shift to a holding company structure by separating its digital entertainment business into a newly formed wholly owned subsidiary.

The above transactions are subject to the approval of the respective proposals in extraordinary shareholders’ meetings which will be held on January 26, 2006.

I.	Merger of Konami Sports Life into Konami Sports and turning Konami Sports into a wholly owned subsidiary of Konami by share exchange

1.	Objective

It is expected the multiple needs of the Health & Fitness service industry will expand as the population ages, birth rates decline and people become more health-conscious. To meet the changes in the current environment, we plan to merge Konami Sports, which operates sports clubs, and Konami Sports Life, which provides health and fitness products and services, to create new markets and provide more kinds of health and fitness services. In addition, we plan to turn Konami Sports into a wholly owned subsidiary of Konami by share exchange to allocate management resources properly, speed up management decisions and maximize shareholder value.

2.	Method of merger and share exchange

(1)	The merger of Konami Sports Life and Konami Sports (hereafter referred as “this merger”) will be by absorption in which Konami Sports will be the surviving company and Konami Sports Life will be the dissolved company.

(2)	The effectiveness of this merger is conditioned on Konami and Konami Sports executing share exchange, in which Konami will become the complete parent company and Konami Sports will become the wholly owned subsidiary.

II.	Shifting to holding company structure by company separation

1.	Aim of shifting to holding company structure

The Konami group will endeavor to increase enterprise value and shareholder value and fulfill the social responsibility of the Konami group by achievement of the main aims provided below under the new holding company structure.

(1)	Improving management transparency

Konami group will endeavor to strengthen group governance through taking this opportunity to shift to a holding company structure, to build on the work on corporate governance we have done actively until now.

We will pursue management transparency by further strengthening of our group management structure, separating the decision and supervision functions of the group, delineating the execution function in each business clearly, speeding up our management decision making, and executing business evaluation and allocating management resources from our shareholders’ point of view.

(2)	Creating a speedy and flexible management structure.

We will make clear the position within our group that each of the Digital Entertainment Business, Health & Fitness Business and Gaming & System Business have within our group and try to respond more speedily and flexibly to change in each business environment, with each of our group companies pursuing its area of specialty and creativity in each business area. In addition, we will try to create a structure that can execute business tie-ups, capital acquisitions and other activities more quickly. (*1)

(3)	Creating a complete profit responsibility structure.

We will make our profit responsibility structure clear by assessing the profitability of each business more completely.

The holding company will have functions of planning the corporate strategy of the entire group, planning for investment projects through the allocation of management resources and checking the status of business execution within each subsidiary. Business subsidiaries will make timely and speedy decisions in each company’s business area. Thus, we will aim to maximize our business values at the Konami group level.

(*1)	Gaming segment changed its name to Gaming & System segment on October 1, 2005.

2.	Method of shifting to holding company structure

The shift to the new holding company structure will be by company separation, with Konami separating and becoming a holding company, and a newly established wholly owned subsidiary, Konami Digital Entertainment Co., Ltd. (hereafter referred as “Konami Digital Entertainment”) succeeding, the Digital Entertainment business.

3.	New structure after shifting to holding company structure

[Structure now]

[Structure after shifting to holding company]

4.	Corporate profiles after shifting to holding company structure.

(1)	KONAMI CORPORATION

i	Main Business

Planning and execution of management strategies to improve the profitability of the entire group, as well as the management of business execution within each subsidiaries.

ii	Head office location

2-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan

iii	Representative

Chairman of the Board    Kagemasa Kozuki (Formerly Konami’s Chairman of the Board)

iv	Capital 47,399 million yen

v	Total Assets Undecided

(2)	Konami Digital Entertainment Co., Ltd.

i	Main Business

Planning, production, manufacturing and distribution of online games, computer & video games, amusement machines, toys, card games, contents for mobile phone, music, image software, books, and magazines.

ii	Head office location

6-10-1, Roppongi, Minato-ku, Tokyo, Japan

iii	Representative

Representative Director and President    Fumiaki Tanaka (Former Konami’s Executive Corporate Officer)

iv	Capital Undecided

v	Total Assets Undecided

(3)	Konami Sports & Life Corporation (Formerly Konami Sports Corporation)

i	Main Business

Operation of sports clubs.

Development, manufacturing and sales of health and care support machines and health and care support goods.

Providing health service and prevention of care.

ii	Head office location

4-10-1, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan

iii	Representative

Representative Director and President    Toshimitsu Oishi (Former Konami Sports’ Representative Director and President)

iv	Capital 5,040 million yen

v	Total assets Undecided

*	Former Konami Sports Life Corporation is expected to be dissolved after the merger.

III.	Schedule

The holding company structure will take effect on March 31, 2006, following the resolutions at the Boards of Directors’ meeting approving the basic agreement today on November 7, 2005, resolution at the Boards of Directors’ meeting approving the final contract and preparation of separation planning documents on January 5, 2006, and approval resolution of extraordinary shareholders’ meetings of each company on January 26, 2006 approving the transaction..

IV.	Procedure summary

1.	Summary of company separation

Schedule of separation (planned)

January 5, 2006	Boards of Directors’ meeting for preparation of separation planning documents

January 26, 2006	Extraordinary shareholders’ meetings for approval of separation planning documents

March 31, 2006	Date of separation

Method of separation

The method to be used will be a company separation, with Konami as the separating company and a newly established Konami Digital Entertainment as the succeeding company.

2.	Outline of the merger

(1)	Schedule of merger (planned)

January 5, 2006	Board of Director’s meeting to approve the resolution of the basic agreement

January 26, 2006	Extraordinary shareholders’ meeting for approval of merger contracts

February 28, 2006	Date of merger

(2)	Method of Merger

Konami Sports will be the surviving company and Konami Sports Life will subsequently be dissolved.

(3)	Merger ratio

Registered name	Konami Sports Corporation (Surviving company)	Konami Sports Life Corporation (Dissolving company)
Merger ratio	1	3.99

<1>	Share allotment ratio

3.99 shares of Konami Sports will be allotted to 1 share of Konami Sports Life.

<2>	Basis for the determination of merger ratio

The calculation of the merger ratio was conducted by Nikko Cordial Securities Inc., (“Nikko”) independently and reasonably based on each subject company’s request.

Nikko calculated the range of the merger ratio using adjusted a net asset method for Konami Sports Life and the market share price method and the DCF method (Discounted Cash Flow method) for Konami Sports.

The merger ratio was agreed after consideration and negotiation between the subject companies based on the above evaluations.

However, this merger ratio may be changed after discussions between the subject companies in the event material changes in the basis of calculation occur.

<3>	Number of shares to be allotted with respect to the merger

Konami Sports will allot 15,760,500 shares of its common stock held as treasury stock, which includes 15,457,741 shares that will be succeeded from Konami Sports Life, to Konami as a shareholder of Konami Sports Life.

<4>	Cash paid due to merger

Cash will not to be paid for this merger.

3.	Summary of share exchange

(1)	Share exchange schedule (planned)

January 5, 2006	Board of Director’s meetings to approve execution of the share exchange agreement

January 26, 2006	Extraordinary Shareholders’ meetings for approval of share exchange agreement

February 23, 2006	Date of delisting of Konami Sports

March 1, 2006	Date of share exchange

(2)	Share exchange ratio

Registered name	Konami Corporation Complete parent company	Konami Sports Corporation A wholly owned subsidiary
Share exchange ratio	1	0.79

<1>	Share allotment ratio

0.79 shares of Konami will be allotted to 1 share of Konami Sports. However, there will be no share allotment for Konami Sports’ shares that will be allotted to Konami upon the merger between Konami Sports and Konami Sports Life.

<2>	Basis of calculation of share exchange ratio

The calculation of share exchange ratio was conducted by Nikko independently and reasonably based on each subject company’s request.

Nikko calculated the range of the share exchange ratio using the market share price method and the DCF method for Konami Corporation and Konami Sports.

The share exchange ratio was agreed after consideration and negotiation between the subject companies based on the above evaluations.

However, this share exchange ratio may be changed after discussions between the subject companies in the event material changes in the basis of calculation occur.

<3>	Number of shares to be allotted with respect to the share exchange

Konami will allot a total of 9,898,911 shares of its common stock, including 4,024,078 shares and 5,874,833 shares held as treasury stocks.

<4>	Cash paid due to share exchange

Cash will not to be paid for this share exchange.

<5>	Change of registered name

After the share exchange has been executed, Konami Sports will change its registered name to Konami Sports & Life Corporation, on March 31, 2006.

V.	(For your reference) Dividend payment and coupon tickets for shareholders

1.	Year end dividend for shareholders of Konami Sports

Since the shareholders of Konami Sports will become shareholders of Konami by this share exchange effective March 1, 2006, these shareholders will be eligible for any year - end dividends paid by Konami.

<Simulation of dividend payment>

For a shareholder owing 1,000 shares of Konami Sports, amount of dividend payment calculated after the exchange is as follows,

Before this transaction:

15 yen/share —> holding 1,000 shares: 15,000 yen

After share exchange:

Share exchange ratio 0.79 → 1,000 shares x 0.79 = 790 shares

End of year dividend of Konami: 27 yen/share x 790 shares = 21,330 yen (6,330 yen gain)

2.	Coupon tickets for the shareholders of Konami Sports

Coupon tickets will be given to the shareholders of Konami Sports as of February 28, 2006 continuously.

3.	Coupon tickets for the shareholders of Konami

The coupon tickets will also be given to the shareholders of Konami, who hold over 100 shares from April 2006 as follows;

4 coupons for the year, or 2 coupons each half a year will be given

Available in all Konami Sports Clubs that we operate

Available for 2 persons per 1 coupon

Available for shareholders as of the end of September 2006

VI.	Outline concerning company

(1)	Registered name	KONAMI CORPORATION As of September 30, 2005		Konami Sports Corporation As of September 30, 2005		Konami Sports Life Corporation As of September 30, 2005

(2)	Main business	Planning, production, and distribution of computer & video games, amusement machines, toys, card games, online games, contents for mobile phone, music, image software, books, and magazines.		Operating fitness clubs, swimming schools, gymnastic schools and other relating business.		Developing, manufacturing and sales on fitness and care support machines and fitness and care support goods.

(3)	Date of incorporation	March 19, 1973		March 14, 1973		December 16, 1975

(4)	Head office location	2-4-1, Marunouchi, Chiyoda-ku, Tokyo		4-10-1, Higashi-shinagawa, Shinagawa-ku, Tokyo		4-10-27, Higashi-shinagawa, Shinagawa-ku, Tokyo

(5)	Representative	Kagemasa Kozuki, Chairman of the Board and CEO		Toshimitsu Oishi, Representative Director and President		Fumiaki Tanaka, Chairman of the Board

(6)	Capital	47,399 million yen		5,040 million yen		15,050 million yen

(7)	Total number of shares issued	139,531,708 shares		28,290,768 shares		3,950,000 shares

(8)	Shareholders’ Equity	149,486 million yen		11,368 million yen		30,630 million yen

(9)	Total assets	203,217 million yen		48,719 million yen		32,329 million yen

(10)	Financial year end	March 31		March 31		March 31

(11)	Number of employees	1,960 employees		1,507 employees		80 employees

(12)	Major venders and customers	(Suppliers) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Purchasers) Konami Digital Entertainment Inc.		(Suppliers) Konami Sports Life (Purchasers) Individual member, Corporate member		(Suppliers) Konami Corporation Japan Beverage Inc. (Purchasers) Konami Sports

(13)	Major shareholder’s and shareholding ratios	Kozuki Holding B.V.	9.69%	Konami Sports Life Corporation	54.64%	KONAMI CORPORATION	100.00%
		Kozuki Foundation For Sports and Education	9.69%	Japan Trustee Bank of Japan, Ltd.	2.45%
		The Master Trust Bank of Japan, Ltd,	7.46%
				Konami Spots Employee Stock Purchase Association	1.50%
		Japan Trustee Bank of Japan, Ltd.	7.46%
		KONAMI CORPORATION	6.61%

(14)	Main banks	Sumitomo Mitsui Banking Corporation		Bank of Tokyo-Mitsubishi Ltd.		Sumitomo Mitsui Banking Corporation

(15) Relationship among concerning company

Capital	Konami owns 100% of the issued shares of Konami Sports Life. Konami Sports Life owns 54.64% of the issued shares of Konami Sports.

Personnel

The chairman of the board of Konami Sports also serves as director of Konami.

The chairman of the board of Konami Sports Life also serves as executive corporate officer of Konami and director of Konami Sports.

The president of Konami Sports also serves as President of Konami Sports Life.

Transactions	Konami Sports Life consigns the production of fitness machines to Konami. Konami Sports purchases fitness machines and health related goods from Konami Sports Life.

(16) Results for the last three fiscal years

(1) KONAMI CORPORATION

		(Unit: million yen)
	Non-consolidated				Consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	130,186	146,654	134,117	51,016	253,657	273,412	260,691	111,870
Operating income	11,577	13,303	4,261	5,179	(21,870)	40,713	28,136	7,462
Ordinary income	13,068	16,910	13,447	9,408	(22,096)	40,107	27,442	14,335
Net income	(11,284)	10,381	12,794	11,197	(28,519)	20,104	10,486	6,964
Net income per share	(92.82)	83.71	105.33	85.93	(234.58)	166.86	87.41	53.45
Annual dividend per share	54.00	54.00	54.00	27.00 (interim)	—	—	—	—
Shareholders’ equity per share	872.38	894.08	931.24	1,147.20	750.35	847.66	885.97	1,027.32
(2) Konami Sports Corporation

		(Unit: million yen)
	Non-consolidated				Consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	66,682	76,486	77,380	39,946	75,149	77,511	78,026	40,115
Operating Income	2,944	5,023	4,412	963	3,220	5,063	4,451	960
Ordinary income	2,791	4,738	3,965	833	3,002	4,771	4,003	827
Net income	950	1,157	1,204	301	933	1,155	1,216	291
Net income per share	34.67	43.81	48.08	12.50	34.05	43.71	48.59	12.07
Annual dividend per share	45.60	30.00	30.00	15.00 (interim)	—	—	—	—
Shareholders’ equity per share	572.44	545.43	473.20	471.12	578.43	551.92	480.59	478.08

(3) Konami Sports Life Corporation

	(Unit: million yen)
	Non-consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	14,135	7,222	5,043	2,158
Operating income	585	(157)	(705)	(42)
Ordinary income	475	425	(242)	190
Net income	239	223	(253)	152
Net income per share	101.24	56.60	(64.09)	38.45
Annual dividend per share	—	—	—	—
Shareholders’ equity per share	7723.64	7,780.25	7,716.16	7,754.60

Note: There is no consolidated financial statement for Konami Sports Life Corporation

VII.	Future forecast after shifting to holding company structure

Forecasts for non-consolidated and consolidated operating results after company separation, merger and share exchange will be released as soon as they are determined.

Contact us
KONAMI CORPORATION	Konami Sports Corporation
Chiaki Nakajima General Manager of Public Relations Department 03-4332-0573	Yuri Matsumoto General Manager of Public Relations Department 03-6688-0573